UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 15, 2008



LANDMARK LAND COMPANY, INC.
(Exact name of registrant as specified in its charter)

Delaware	0001-08755	77-0024129
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2817 Crain Highway, Upper Marlboro, Maryland 20774
(Address of principal executive offices)

(301) 574-3330
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 3.02   Unregistered Sale of Equity Securities

On September 15, 2008, Landmark Land Company, Inc. (the "Company") sold Ten Thousand (10,000) shares of Non-voting Preferred Stock, Series C, for a price of One Million Dollars ($1,000,000). These shares are non-voting shares with a cumulative annual dividend of Ten Dollars ($10.00) per share. The sale was made to an individual in a private transaction exempt from registration under the Securities Act by reason of Section 4(2) thereof or Regulation D promulgated thereunder. These shares, which represent 50% of the issued and outstanding shares of Non-voting Preferred Stock, Series C, are not convertible or exchangeable into other equity shares of the Company. On December 19, 2005, the Company sold Ten Thousand (10,000) shares (representing the remaining 50% of such Non-voting Preferred Stock, Series C) for a price of One Million Dollars ($1,000,000.00) to the same individual in a private transaction, which sale was reported by the Company on Form 8K filed on December 19, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, hereunto duly authorized.

LANDMARK LAND COMPANY, INC.

Dated: September 15, 2008   By: /s/ GERALD G. BARTON

                                             Gerald G. Barton
                                             Chairman and Chief Executive Officer